

07001680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

NEAR EARTH, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

945 WEST ROAD

NEW CANAAN,	**CONNECTICUT**	**06840**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOYT DAVIDSON **(203) 972 - 9062**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***HOYT DAVIDSON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
NEAR EARTH, LLC, *as of* ***DECEMBER 31, 2006,***
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X______________________
Signature

MANAGING MEMBER
Title


OFFICIAL SEAL
Notary Public, Connecticut
County of Fairfield
HEIDI J. KELLNER
My Commission Expires Oct. 31, 2010

X______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***HOYT DAVIDSON,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

NEAR EARTH, LLC, as of ***DECEMBER 31, 2006,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

MANAGING MEMBER

(Title)

(Notary Public)


HEIDI J. KELLNER
My Commission Expires Oct. 31, 2010

NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH., D.C.
SECTION

NEAR EARTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 42,329
Accounts receivable	162,785
Investments - stock options	1,685
Investments - other (Note 3)	176,093
Furniture and office equipment, net of accumulated depreciation of $9,375 (Note 2(d))	7,981
Other assets	9,478
Total assets	$ 400,351
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 30,494
Total liabilities	30,494
Commitments and Contingencies (Note 4)	
Capital (Note 5)	369,857
Total liabilities and capital	$ 400,351

The accompanying notes are an integral part of these statements.

NEAR EARTH, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1- Nature of Business

Near Earth, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company earns consulting and advisory fees, including compensation in the form of stock options, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions form exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of private placement offerings, merger and acquisition advisory success fees upon the successful consummation of such transactions, and strategic and financial advisory retainers and consulting fees over the life of the underlying agreements at the time work is performed and services are rendered.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. For money market funds no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable. Accordingly no provision for income taxes has been made in the accompanying financial statements.

d) ***Depreciation***
Furniture and office equipment is carried at cost and is depreciated over a useful life of three and seven years using accelerated methods.

Note 2- Summary of Significant Accounting Policies (Continued)

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) *Investments - Other*
Other investments are carried at estimated fair values and consist of preferred stock ownership in a privately held company, and as a member in a closely held Limited Liability Company.

Note 3- Other Investments

The Company is a member of a closely held Limited Liability Company. The fair value is based on the market value of the sole asset (marketable security) of the Limited liability Company.

The other investment of the Company consists of preferred stock ownership in two privately held companies. The investments are carried at estimated fair values.
A summary of other investments held at December 31, 2006, are as follows:

	Fair Value
Limited liability Company investment	$116,723
Preferred stock	59,370
Balance, December 31, 2006	$ 176,093

Note 4- Commitments and Contingencies

Office Lease
The Company leases office space that automatically renews every three months, for a three month period, unless either party gives written notice sixty days in advance of the expiration period not to renew. The Company has not given, or received, written notice as of February 7, 2007, and as such, the current expiration period is June 30, 2007. The rent commitment for 2007 is $22,680.

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company's net capital of $11,835 was $6,835 in excess of its required net capital of $5,000. The Company's net capital ratio was 257.65%.

A copy of the Company's Statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Near Earth, LLC
945 West Road
New Canaan, CT 06840-2636

We have audited the accompanying statement of financial condition of Near Earth, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near Earth, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2007

NEAR EARTH, LLC
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2006



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Near Earth, LLC
945 West Road
New Canaan, CT 06840-2636

In planning and performing our audit of the financial statements of Near Earth, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Near Earth, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Near Earth, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations or your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part II A filing, except as noted on Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2007

NY# 212-786-7462
90 PARK AVE

Engagement Partner:
Joe Sipkin, CPA

AUDIT FILING SHEET - TO BE COMPLETED BY CLIENT

NEAR EARTH, LLC
945 West Road
New Canaan, CT 06840

E-Mail Address:

TEL: (203) -972-9062
FAX: (203) - 646 893 9770
B/D # 8 - 65846

AUDIT DATE **DECEMBER 31, 2006**

IS CLIENT A REGISTERED INVESTMENT ADVISOR ? Yes ______ No X

NAME and TITLE of PERSON on AFFIDAVIT: **HOYT DAVIDSON, Member**

Indicate below (Besides S.E.C. - NY & Washington) REGULATORY AGENCIES, EXCHANGES, CLEARING ORGANIZATIONS & other organizations - For Filing Purposes:

National Futures Association (NFA) N/A
N Y S E – (Where applicable) N/A
American Stock Exchange N/A
NASD YES
Chicago Stock Exchange N/A
PCX N/A

NASD (NY) and NY STATE - DO NOT REQUIRE FILINGS:

NASD - ROCKVILLE, MARYLAND

Number of Drafts of financial statements requested ______

NUMBER of FINAL FULL REPORTS FOR CLIENT 5 (**Bound** 5 and/or **Stapled** ______):

Separate quantity of BALANCE SHEETS requested: 0 (**Bound** ______ and/or **Stapled** ______):

CHECK STATES WHERE REGISTERED: Filing Requirements - 60 days #, 90*, None~

[ ] #ALABAMA
[ ] *ARIZONA
[ ] *ARKANSAS
[✓] #CALIFORNIA
[✓] #CONNECTICUT (I/Aonly)
[ ] *GEORGIA (XX)
[ ] *HAWAII
[ ] #INDIANA
[ ] #IOWA (ext req-direct-30days)
[ ] #LOUISIANA
[ ] ~MARYLAND (I/Aonly#)
[ ] ~MISSISSIPPI (I/Aonly#)
[ ] *NEBRASKA
[ ] #NEVADA
[ ] #NEW HAMPSHIRE (ext req-direct)
[ ] #NEW MEXICO
[ ] *PUERTO RICO
[ ] #RHODE ISLAND
[ ] #SOUTH CAROLINA
[ ] *TENNESSEE
[ ] *WASHINGTON
[ ] #WEST VIRGINIA
[ ] #WYOMING
[ ] #WASHINGTON, D.C.

Please add any states not listed

The above listed States still require the filing of 'Financial Statements' directly with them.

Lerner & Sipkin, CPAs, LLP

END